January 10, 2007


By facsimile to (561) 237-0803 and U.S. Mail


Mr. Joseph Visconti
Chairman, President, and Chief Executive Officer
ValueRich, Inc.
1804 North Dixie Highway, Suite A
West Palm Beach, FL 33407

Re:	ValueRich, Inc.
	Pre-effective Amendment 6 to Registration Statement on Form
SB-2
	Filed January 3, 2007
File No. 333-135511

Dear Mr. Visconti:

      We reviewed the filing and have the comments below.

Exhibit 5.01

1. We note the reference to "Delaware law." Provide written confirmation tagged as correspondence on the EDGAR system that counsel concurs with our understanding that the reference to Delaware law is to the Delaware General Corporation Law and includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

2. We note the reference to Delaware law "as in effect on this date."
Please delete the phrase. Alternatively, you must file a new opinion immediately before the registration statement`s effectiveness because the opinion must speak as of that time.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, ValueRich may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If ValueRich thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since ValueRich and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If ValueRich requests acceleration of the registration statement`s effectiveness, ValueRich should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve ValueRich from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* ValueRich may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that ValueRich provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 551-3753 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,




Jennifer R. Hardy
					    Legal Branch Chief

cc:	Hank Gracin, Esq.
	Lehman & Eilen LLP
	Mission Bay Plaza Office
	20283 State Road 7, Suite 300
	Boca Raton, FL 33498

	Virginia K. Sourlis, Esq.
	The Sourlis Law Firm
	The Galleria
	2 Bridge Avenue
	Red Bank, NJ 07701



Mr. Joseph Visconti
January 10, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE